Exhibit 99.1

Corporate Contact:
Director, Co-Chief Financial Officer,
Chief Strategy Officer,
Treasurer and Secretary
Telephone: + 30-210-9470-100
Email: izafirakis@dianashippinginc.com
Website: www.dianashippinginc.com
X: @Dianaship

Investor Relations/Media Contact:
Nicolas Bornozis / Daniela Guerrero
Capital Link, Inc.
230 Park Avenue, Suite 1540
New York, N.Y. 10169
(212) 661-7566
Email: diana@capitallink.com

DIANA SHIPPING INC. ANNOUNCES SIGNING AND DRAWDOWN
OF A US$55.0 MILLION TERM LOAN FACILITY WITH
NATIONAL BANK OF GREECE S.A.

ATHENS, GREECE, October 1, 2025 – Diana Shipping Inc. (NYSE: DSX), (the “Company”), a global shipping company specializing in the ownership and bareboat charter-in of dry bulk vessels, today announced the successful signing of a US$55.0 million six-year secured term loan facility with National Bank of Greece S.A. on September 29, 2025. The full amount was drawn down immediately. The new loan maturing in September 2031 is secured by five vessels.

Mr. Ioannis Zafirakis, Director, Co-Chief Financial Officer, Chief Strategy Officer, Treasurer and Secretary of the Company, stated: “Through this strategic transaction, the Company reaffirms its commitment to optimizing its capital structure while enhancing its operational and investing flexibility.”

Diana Shipping Inc.’s fleet currently consists of 36 dry bulk vessels (4 Newcastlemax, 8 Capesize, 4 Post-Panamax, 6 Kamsarmax, 5 Panamax and 9 Ultramax). The Company also expects to take delivery of two methanol dual fuel new-building Kamsarmax dry bulk vessels by the second half of 2027 and the first half of 2028, respectively. As of today, the combined carrying capacity of the Company’s fleet, excluding the two vessels not yet delivered, is approximately 4.1 million dwt, with a weighted average age of 11.85 years. A table describing the current Diana Shipping Inc. fleet can be found on the Company’s website, www.dianashippinginc.com. Information contained on the Company’s website does not constitute part of this press release.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services through its ownership and bareboat charter-in of dry bulk vessels. The Company’s vessels are employed primarily on short to medium-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, tariff policies and other trade restrictions, potential liability from pending or future litigation, general domestic and international political conditions, including risks associated with the continuing conflict between Russia and Ukraine and related sanctions, potential disruption of shipping routes due to accidents or political events, including the escalation of the conflict in the Middle East, vessel breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.